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                                                                    EXHIBIT 99A5


FOR IMMEDIATE RELEASE                        CONTACT: Fred McGrail
Date  July 29, 1999                                   Vice President
                                                      Corporate Communications
                                                      and Investor Relations
                                                      781-380-8357

                 BRADLEES ANNOUNCES EXPIRATION OF TENDER OFFER

Braintree, MA - Bradlees, Inc. (NASDAQ:BRAD) today announced that approximately 75% of all its outstanding 9% Convertible Notes have been tendered. The Company expects to close the tender offer on August 5, 1999, following the satisfaction of certain closing conditions and the completion of the paydown of outstanding Notes with the proceeds of the previously announced sale leaseback of the Yonkers, New York location.

A tender offer for $14 million of 9% Convertible Notes expired earlier this week. Under terms of the offer, the Company has the option to purchase the Convertible Notes at a discount beginning December 1, 1999 and expiring January 31, 2001.

Bradlees is a leading regional discount retailer with 102 stores in seven Northeastern states and 1998 sales of $1.4 billion. Bradlees offers an assortment of merchandise focused on basic and casual apparel, basic and fashion items for the home, and commodity and convenience products.

General information about Bradlees, including corporate background and press releases, is available on the internet at http://www.bradlees.com. To find the nearest store location call toll-free 1-877-272-3533 or visit the web site.